

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2021

Angela Selden
President and Chief Executive Officer
American Public Education, Inc.
111 West Congress Street
Charles Town, WV 25414

>   **Re: American Public Education, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed February 11, 2021**
>   **File No. 333-252980**

Dear Ms. Selden:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cara Wirth at (202) 551-7127 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: William Intner